Mail Stop 6010

May 2, 2006

W.W. Boyle
Chief Financial Officer
Cubic Corporation
9333 Balboa Avenue
San Diego, California 92123

> **Re:** **Cubic Corporation**
> **Form 10-K for the fiscal year ended September 30, 2005**
> **Filed December 14, 2005**
> **Form 10-Q for the quarterly period ended December 31, 2005**
> **File No. 001-08931**

Dear Mr. Boyle:

We have reviewed your response dated April 14, 2006 and related filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended September 30, 2005

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation

1.   We note your response to prior comments one and two in our letter dated March 21, 2006. We continue to believe that you should provide additional disclosures regarding the use of the non-GAAP measures. In future filings, please clearly identify the measure as non-GAAP and provide more substantive disclosure about the following, pursuant to Item 10(e)(1)(i)(C - D):

- The specific reasons why management believes that the presentation of the non-GAAP measure provides useful information to investors regarding your financial condition and results of operations;

- A statement disclosing the additional purposes, if any, that management uses the non-GAAP financial measure.

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        You may contact Kristin Lochhead at (202) 551-3664 or me at (202) 551-3605 if you have questions. In this regard, please do not hesitate to contact Brian Cascio, Accounting Branch Chief, at (202) 551-3676 with any other questions.

                                                        Sincerely,

                                                        Gary Todd
                                                        Reviewing Accountant